Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,000,000	$92.10

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $92.10 is offset against the registration fee due for this offering and after which $1,057,131.09 remained available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 303
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$3,000,000
Lehman Brothers Holdings Inc.
MEDIUM-TERM NOTES, SERIES I
Wedding Cake Crude Oil-Linked Notes
Due July 28, 2008

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•      Senior unsecured obligations of Lehman Brothers Holdings Inc.

•      CUSIP: 52517P4G3

•      ISIN: US52517P4G31

•      The notes are designed for investors who believe that the price of the Crude Oil Contract will only trade within a specified range or ranges during the term of the notes.

•      Maturity Date: July 28, 2008

•      Valuation Date: July 21, 2008

•      The note is 100% principal protected if held to maturity.

•      Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•      No interest payments during the term of the notes.

•      Each note will receive a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes plus the Supplemental Redemption Amount, if any.

(D) 1.50%, if Crude OilREF is outside the First Barrier Range, the Second Barrier and the Third Barrier Range on any Exchange Business Day during the Observation Period.

•      Observation Period: The period from and including the date hereof to and including the Valuation Date.

•      Crude OilREF:  For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

•      Crude Oil Price: The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event, as defined in “Description of the Notes” below).

•      Crude Oil: Light sweet crude oil

•      Crude Oil Contract: The first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for light, sweet crude oil traded on the Relevant Exchange.

•      Crude Oil Strike: $75.92 (equal to the Crude Oil Price on the date hereof).

•      Barrier Ranges: For each Barrier Range, from (but not including) the Lower Barrier to (but not including) the Upper Barrier as follows:

•      The Supplemental Redemption Amount is a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:
(A) 11.00%, if Crude OilREF is strictly within the First  Barrier Range on each Exchange Business Day  during the Observation Period;
(B) 7.00%, if Crude OilREF is outside the First Barrier Range on any Exchange Business Day during the Observation Period, but strictly within the Second Barrier Range on each Exchange Business Day during the Observation Period;
(C) 4.00%, if Crude OilREF is outside the First Barrier Range and the Second Barrier Range on any

Barrier Range	Lower Barrier	Upper Barrier
First	$63.0136 (equal to Crude Oil Strike * 83.0%)	$88.8264 (equal to Crude Oil Strike * 117.0%)
Second	$60.7360 (equal to Crude Oil Strike * 80.0%)	$91.1040 (equal to Crude Oil Strike * 120.0%)
Third	$56.9400 (equal to Crude Oil Strike * 75.0%)	$94.9000 (equal to Crude Oil Strike * 125.0%)

Exchange Business Day during the Observation Period, but strictly within the Third Barrier Range on each Exchange Business Day during the Observation Period; or	• Relevant Exchange: The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; (subject to certain conditions described in “Description of the Notes” below).

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100.00%	U.S.$3,000,000
Underwriting discount(2)	0.50%	U.S.$15,000
Proceeds to Lehman Brothers Holdings Inc.	99.50%	U.S.$2,985,000

(1)  The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions equal to $5.00 per $1,000 principal amount, or 0.5%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about               July 26, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

July 19, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 of this pricing supplement and page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of Crude Oil and the Crude Oil Contract.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on July 28, 2008 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the daily price of the Crude Oil Contract relative to the specified ranges. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Supplemental Redemption Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount of your notes.

How will the Supplemental Redemption Amount be calculated?

The Supplemental Redemption Amount is a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A)  11.00%, if Crude OilREF is strictly within the First Barrier Range on each Exchange Business Day (as defined in “Description of the Notes” below) during the Observation Period;

(B)  7.00%, if Crude OilREF is outside the First Barrier Range on any Exchange Business Day during the Observation Period, but strictly within the Second Barrier Range on each Exchange Business Day during the Observation Period;

(C)  4.00%, if Crude OilREF is outside the First Barrier Range and the Second Barrier Range on any Exchange Business Day during the Observation Period, but strictly within the Third Barrier Range on each Exchange Business Day during the Observation Period; or

(D)  1.50%, if Crude OilREF is outside the First Barrier Range, the Second Barrier and the Third Barrier Range on any Exchange Business Day during the Observation Period.

Crude Oil is light sweet crude oil.

Crude OilREF is, for any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

The Crude Oil Price is the official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event, as defined in “Description of the Notes” and as described in “What happens in the event of a Disruption Event?” below).

The Crude Oil Contract is the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

The Observation Period is the period from and including the date hereof to and including the Valuation Date.

The Valuation Date July 21, 2008.

The Relevant Exchange is the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor (subject to certain conditions described in “Description of the Notes” below).

For further information concerning the calculation of the Supplemental Redemption Amount, see “Description of the Notes” below.  Your can review Supplemental Redemption Amount payment examples under “Description of the Notes—

Hypothetical Redemption Amount Payment Examples”.

How are the Barrier Ranges determined?

The First Barrier Range is the range from (but not including) the First Lower Barrier ($63.0136, which is equal to the Crude Oil Strike (as defined below) multiplied by 83.0%) to (but not including) the First Upper Barrier ($88.8264, which is equal to the Crude Oil Strike multiplied by 117.0%).

The Second Barrier Range is the range from (but not including) the Second Lower Barrier ($60.7360, which is equal to the Crude Oil Strike multiplied by 80.0%) to (but not including) the Second Upper Barrier ($91.1040, which is equal to the Crude Oil Strike multiplied by 120.0%).

The Third Barrier Range is the range from (but not including) the Third Lower Barrier ($56.9400, which is equal to (but not including) the Crude Oil Strike multiplied by 75.0%) to the Third Upper Barrier ($94.9000, which is equal to the Crude Oil Strike multiplied by 125.0%).

The Crude Oil Strike is equal to $75.92, which is the Crude Oil Price on the date hereof.

You can review hypothetical historical performance of the Crude Oil Contract under “Description of the Notes—Information on the Crude Oil Contract”.

How will I be able to find the price of the Crude Oil Contract at any point in time?

You can obtain the price of the Crude Oil Contract at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 of this pricing supplement and page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption Event (as defined in “Description of the Notes” below) has occurred with respect to the Crude Oil Contract or Crude Oil on any Exchange Business Day during the Observation Period to but excluding the earlier of the Valuation Date and the Exchange Business Day on which Crude OilREF was first outside the Third Barrier Range, either the Crude Oil Price on such day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect or, under certain circumstances, as set forth under “Description of the Notes,” the Calculation Agent will determine the Crude Oil Price on such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant. See “Description of the Notes.”

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary—Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Commodity Services Inc.?

Lehman Brothers Commodity Services Inc., one of our subsidiaries, will be the Calculation Agent for purposes of determining the Supplemental Redemption Amount payable on the Maturity Date, as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors—An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Crude Oil Contract or in other instruments, such as options, swaps or futures, based on Crude Oil. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk Factors—Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor” and “—The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity” below.

In what form will the notes be issued?

The notes will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc., the Agent, intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the price of the Crude Oil Contract during the term of the notes. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Crude Oil Contract or Crude Oil. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The return on the notes at maturity is entirely dependent on the performance of the Crude Oil Contract and Crude Oil.  Because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), your return on the notes will depend solely on the Supplemental Redemption Amount paid on the Maturity Date, which in turn is dependent on Crude OilREF on each Exchange Business Day during the Observation Period. If Crude OilREF on any Exchange Business Day during the Observation Period is outside the First Barrier Range, the maximum Supplemental Redemption Amount you can receive on the notes will be 7.0%. If Crude OilREF on any Exchange Business Day during the Observation Period is outside both the First Barrier Range and the Second Barrier Range, the maximum Supplemental Redemption Amount you can receive on the notes will be 4.0%. If Crude OilREF on any Exchange Business Day during the Observation Period is outside the First Barrier Range, the Second Barrier Range and the Third Barrier Range, the Supplemental Redemption Amount will be 1.5%.

Because the notes are linked solely to the Crude Oil Contract, an investment in the notes will be less diversified than other notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in Crude Oil.  The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

•                  The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike and the First, Second and Third Barrier Ranges.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Crude Oil Price has traded at a level outside the one or more of the three Barrier Ranges, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

•                  Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

•                  Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract increases or decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

•                  Active trading in Crude Oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of ours actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  We, Lehman Brothers Inc. or our other affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of Crude Oil or futures contracts on Crude Oil and derivative commodities. These trading and underwriting activities by us, Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or our other affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

•                  Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity

The original issue price of the notes includes the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lack of regulation by the CFTC

The notes are debt securities that are our direct obligations. The net proceeds we receive from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil

In the ordinary course of their businesses, our affiliates may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of us or our affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

DESCRIPTION OF THE NOTES

The U.S.$3,000,000 aggregate principal amount of Wedding Cake Crude Oil-Linked Notes Due July 28, 2008 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517P4G3 and the ISIN number is US52517P4G31. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of July 28, 2008 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as commodity-linked notes with a Supplemental Redemption Amount determined by reference to the performance of the price of the Crude Oil Contract in relation to the Barrier Ranges.

Holders of the notes will receive on the Maturity Date a single payment in U.S. Dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Supplemental Redemption Amount, if any.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Supplemental Redemption Amount” is a single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by:

(A) 11.0%, if Crude OilREF is strictly within the First Barrier Range on each Exchange Business Day during the Observation Period;

(B) 7.0%, if Crude OilREF is outside the First Barrier Range on any Exchange Business Day during the Observation Period, but strictly within the Second Barrier Range on each Exchange Business Day during the Observation Period;

(C) 4.0%, if Crude OilREF is outside the First Barrier Range and the Second Barrier Range on any Exchange Business Day during the Observation Period, but strictly within the Third Barrier Range on each Exchange Business Day during the Observation Period; or

(D) 1.5%, if Crude OilREF is outside the First Barrier Range, the Second Barrier and the Third Barrier Range on any Exchange Business Day during the Observation Period.

The “Trade Date” is the date hereof.

The “Issue Date” is July 26, 2007.

The “Observation Period” is the period from and including the Trade Date to and including the Valuation Date.

The “Valuation Date” is July 21, 2008.

“Crude Oil” is light sweet crude oil.

The “Crude Oil Contract” is the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Crude Oil traded on the Relevant Exchange.

The “Crude Oil Price” is the official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

“Crude OilREF” is, for any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.

Each “Barrier Range” is the range from (but not including) the Lower Barrier to (but not including) the Upper Barrier as follows:

Barrier
Range	Lower Barrier	Upper Barrier
First	$63.0136 (equal to Crude Oil Strike * 83.0%)	$88.8264 (equal to Crude Oil Strike * 117.0%)

Second	$60.7360 (equal to Crude Oil Strike * 80.0%)	$91.1040 (equal to Crude Oil Strike * 120.0%)

Third	$56.9400 (equal to Crude Oil Strike * 75.0%)	$94.9000 (equal to Crude Oil Strike * 125.0%)

The “Crude Oil Strike” is $75.92, equal to the Crude Oil Price on the Trade Date.

The “Relevant Exchange” is the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

An “Exchange Business Day” is a day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

If a Disruption Event identified in clauses (A), (B) or (C) below is in effect on any Exchange Business Day during the Observation Period to but excluding the earlier of the earlier of (i) the Valuation Date and (ii) the Exchange Business Day on which Crude OilREF was first outside the Third Barrier Range, the Crude Oil Price for such Exchange Business Day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect; provided that, if the Disruption Event is continuing for any consecutive period of five or more Exchange Business Days (measured from and including the first Exchange Business Day on which the Disruption Event was in effect), the Calculation Agent will determine the Crude Oil Price on the sixth consecutive Exchange Business Day, and for each consecutive Exchange Business Day thereafter, in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price, and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below is in effect on any Exchange Business Day during the Observation Period to but excluding the earlier of the earlier of (i) the Valuation Date and (ii) the Exchange Business Day on which Crude OilREF was first outside the Third Barrier Range, the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events as determined in good faith by the Calculation Agent:

(A)      the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)        either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

(C)        the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

(D)       the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

(E)         the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)          a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)          a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)          a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue

Date to but excluding the date of early repayment and will equal, for each note, the Supplemental Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Supplemental Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

The Supplemental Redemption Amount payable on the Maturity Date, if any, will be determined by reference to the daily settlement price of the Crude Oil Contract traded on NYMEX.  We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of July 19, 2007, the front-month light, sweet crude oil futures contract was the August 2007 futures contract, which is a contract for delivery of light, sweet crude oil in August 2007.

The following summarizes selected specifications relating to the Crude Oil Contract traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the August 2007 futures contract, which is a contract for delivery of light, sweet crude oil in August 2007, will end on July 20, 2007.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from July 12, 2002 through July 13, 2007, using historical data obtained from Bloomberg Financial Services; neither we nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, Crude OilREF or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether Crude OilREF will remain within one or more of the First, Second or Third Barrier Ranges and, consequently, whether any Supplemental Redemption Amount will be payable at maturity or what that Supplemental Redemption Amount may be.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Supplemental Redemption Amount payable on the notes will be certain specified percentages times the principal amount of notes.  Investors will receive the maximum Supplemental Redemption Amount of 11.0% if Crude OilREF remains within the First Barrier Range (i.e., strictly between the First Lower Barrier and the First Upper Barrier) on each Exchange Business Day during the Observation Period.  The maximum Supplemental Redemption Amount thereafter will decrease depending on whether Crude OilREF on any Exchange Business during the Observation Period is outside the First Barrier Range but within the Second Barrier Range, or is outside the Second Barrier Range but within the Third Barrier Range.  If Crude OilREF is outside the First Barrier Range on any Exchange Business Day within the Observation Period but is within the Second Barrier Range (i.e., strictly between the Second Lower Barrier and the Second Upper Barrier) on each Exchange Business Day during the Observation Period, the investor will receive a Supplemental Redemption Amount of 7.0%.  If Crude OilREF is outside the First and Second Barrier Ranges on any Exchange Business Day within the Observation Period but is within the Third Barrier Range (i.e., strictly between the Third Lower Barrier and the Third Upper Barrier) on each Exchange Business Day during the Observation Period, the investor will receive a Supplemental Redemption Amount of 4.0%.  If Crude OilREF on any Exchange Business Day during the Observation Period is outside the Third Barrier Range, the investor will receive a Supplemental Redemption Amount of 1.5%.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Supplemental Redemption Amount, if any) per $1,000 in principal amount of notes, based on a hypothetical trading range for Crude OilREF during the Observation Period and, based on this hypothetical trading range, whether Crude OilREF hypothetically (a) remained strictly within the First Barrier Range, (b) was outside the First Barrier Range but strictly within the Second Barrier Range, (c) was outside the Second Barrier Range but strictly within the Third Barrier Range, or (d) was outside the Third Barrier Range.  For purposes of these examples, (i) Crude Oil Strike was set on the Trade Date at $75.92, (ii) the First Upper Barrier and First Lower Barrier were set on the Trade Date at $88.8264 and $63.0136, respectively, (iii) the Second Upper Barrier and Second Lower Barrier were set on the Trade Date at $91.1040 and $60.7360, respectively, and (iv) the Third Upper Barrier and Third Lower Barrier were set on the Trade Date at $94.9000 and $56.9400, respectively.  The following results are based solely on the hypothetical examples cited; the trading performance of Crude OilREF has been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  High and low Crude OilREF values in the table below have been rounded for ease of analysis.

Crude OilREF during the Observation Period		Was Crude OilREF strictly within the First Barrier Range during the Observation Period	Was Crude OilREF strictly within the Second Barrier Range during the Observation Period	Was Crude OilREF strictly within the Third Barrier Range during the Observation Period	Supplemental Redemption Amount	+	Principal	=	Redemption Amount
High	Low
$81.23	$74.40	Yes	Yes	Yes	$110.00	+	$1,000	=	$1,110.00
$82.75	$65.29	Yes	Yes	Yes	$110.00	+	$1,000	=	$1,110.00
$86.55	$72.12	Yes	Yes	Yes	$110.00	+	$1,000	=	$1,110.00
$85.03	$66.05	Yes	Yes	Yes	$110.00	+	$1,000	=	$1,110.00
$90.34	$62.25	No	Yes	Yes	$70.00	+	$1,000	=	$1,070.00
$89.97	$64.53	No	Yes	Yes	$70.00	+	$1,000	=	$1,070.00
$89.21	$61.87	No	Yes	Yes	$70.00	+	$1,000	=	$1,070.00

$94.29	$61.12	No	No	Yes	$40.00	+	$1,000	=	$1,040.00
$93.38	$58.46	No	No	Yes	$40.00	+	$1,000	=	$1,040.00
$85.79	$57.70	No	No	Yes	$40.00	+	$1,000	=	$1,040.00
$100.21	$57.85	No	No	No	$15.00	+	$1,000	=	$1,015.00
$73.64	$56.18	No	No	No	$15.00	+	$1,000	=	$1,015.00
$92.62	$53.90	No	No	No	$15.00	+	$1,000	=	$1,015.00
$88.83	$52.38	No	No	No	$15.00	+	$1,000	=	$1,015.00

The following examples illustrate the returns for the selected Crude OilREF trading ranges indicated in the table above:

Example 1:  Crude OilREF reached a high of $86.55 and a low of $72.12 during the Observation Period.  Because Crude OilREF remained strictly within the First Barrier Range, the Supplemental Redemption Amount is equal to $110 (11.0% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,110.

Example 2:  Crude OilREF reached a high of $89.97 and a low of $64.53 during the Observation Period.  Although the low Crude OilREF remained above the First Lower Barrier, the high Crude OilREF exceeded the First Upper Barrier, so that the notes were no longer eligible to receive the 11.0% Supplemental Redemption Amount.  However, because Crude OilREF did remain strictly within the Second Barrier Range during the Observation Period, the Supplemental Redemption Amount is equal to $70 (7.0% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,070.

Example 3:  Crude OilREF reached a high of $89.21 and a low of $61.87 during the Observation Period.  The high Crude OilREF exceeded the First Upper Barrier, but remained below the Second Upper Barrier.  The low Crude OilREF traded below the First Lower Barrier but remained above the Second Lower Barrier.  As a result, the notes were no longer eligible to receive the 11.0% Supplemental Redemption Amount.  Nonetheless, because Crude OilREF did remain strictly within the Second Barrier Range during the Observation Period, the Supplemental Redemption Amount is equal to $70 (7.0% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,070.

Example 4:  Crude OilREF reached a high of $94.29 and a low of $61.12 during the Observation Period.  While the high Crude OilREF exceeded the First Upper Barrier and the Second Upper Barrier, it remained below the Third Upper Barrier and while the low Crude OilREF traded below the First Lower Barrier, it remained above the Second Lower Barrier and the Third Lower Barrier.  As a result, the notes were no longer eligible to receive the 11.0% Supplemental Redemption Amount or the 7.0% Supplemental Redemption Amount.  Nonetheless, because Crude OilREF did remain strictly within the Third Barrier Range during the Observation Period, the Supplemental Redemption Amount is equal to $40.00 (4.0% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,040.00.

Example 5:  Crude OilREF reached a high of $92.62 and a low of $53.90 during the Observation Period.  While the high Crude OilREF exceeded the First Upper Barrier and Second Upper Barrier, it remained below the Third Upper Barrier.  However, because the low Crude OilREF traded below each of the First Lower Barrier, Second Lower Barrier and Third Lower Barrier, the notes were no longer eligible to receive any of the 11.0%, 7.0% or 4.0% Supplemental Redemption Amounts.  As a result, the Supplemental Redemption Amount is equal to $15.00 (1.5% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,015.00.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 0.50%. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$3,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

WEDDING CAKE CRUDE OIL-LINKED NOTES
DUE JULY 28, 2008

PRICING SUPPLEMENT

JULY 19, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS